Filed Pursuant to Rule 424(b)(5)
Registration No. 333- 227019
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 21, 2018)
$4,200,000
Common Stock

This prospectus supplement updates and amends certain information contained in the prospectus supplements dated May 1, 2020, February 21, 2020, January 14, 2020, May 31, 2019 and September 25, 2018, in each case, to the prospectus dated September 21, 2018, collectively the September 2018 prospectus, relating to the offer and sale of shares of our common stock through H.C. Wainwright & Co., LLC, or Wainwright, as sales agent, in “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, pursuant to the Common Stock Sales Agreement dated January 4, 2018 that we entered into with Wainwright, as amended by the amendment thereto dated August 24, 2018.
This prospectus supplement should be read in conjunction with the September 2018 prospectus, and is qualified by reference to the September 2018 prospectus, except to the extent that the information presented herein supersedes the information contained in the September 2018 prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the September 2018 prospectus, including any amendments or supplements thereto.
Our common stock is listed on the Nasdaq Capital Market under the symbol “DARE.” The last reported sale price of our common stock on July 14, 2020 was $1.52 per share.
The aggregate market value of our outstanding common stock held by non-affiliates, or our public float, is approximately $40,928,379, which was calculated in accordance with General Instruction I.B.6 of Form S-3 and is based on 26,926,565 shares of outstanding common stock held by non-affiliates as of July 14, 2020, and a price per share of $1.52, which was the last reported sale price of our common stock on the Nasdaq Capital Market on July 14, 2020. Pursuant to General Instruction I.B.6 of Form S-3, in no event will the aggregate market value of securities sold by us or on our behalf in a primary offering pursuant to the registration statement of which this prospectus supplement forms a part during any 12-calendar-month period exceed one-third of our public float, so long as our public float is less than $75.0 million. During the 12 calendar months prior to and including the date of this prospectus supplement, we have offered and sold $9,420,322 worth of our securities pursuant to General Instruction I.B.6 of Form S-3.
We are filing this prospectus supplement to update and amend the September 2018 prospectus to update the dollar amount of shares we may sell under General Instruction I.B.6 of Form S-3. We may currently offer and sell shares of our common stock having an aggregate offering price of up to $4,200,000 from time to time under General Instruction I.B.6 of Form S-3. If our public float increases such that we may offer and sell more than $4,200,000 under General Instruction I.B.6 of Form S-3, we will file another prospectus supplement prior to making sales in excess of $4,200,000.
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Investing in our common stock involves a high degree of risk. See “Risk Factors,” in the documents incorporated by reference in this prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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H.C. Wainwright & Co.
The date of this prospectus supplement is July 15, 2020